July 29, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention: Lyn Shenk, Branch Chief

Re:	Speedway Motorsports, Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 6, 2015 Form 10-Q for the Fiscal Quarter Ended March 31, 2015 Filed April 29, 2015 File No. 001-13582

Dear Mr. Shenk:

Speedway Motorsports, Inc. (“SMI”, the “Company” or “we”) hereby submits this response to the comments regarding our Annual Report on Form 10-K for the year ended December 31, 2014 and filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2015 (the “Form 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and filed with the Commission on April 29, 2015 (the “Form 10-Q”) delivered by your letter dated July 20, 2015 (the “Comment Letter”).

We offer the following responses to the Comment Letter. The numbered paragraphs and headings below correspond to the numbered paragraphs and headings contained in the Comment Letter. The page numbers referenced below refer to the page numbers of the Form 10-K or Form 10-Q, as applicable.

Form 10-K for Fiscal Year Ended December 31, 2014

NASCAR Broadcasting Rights, Page 7

1.

We note your disclosure of the expiring and the new expanded multi-year, multi-platform NASCAR Broadcasting Rights Agreement with NASCAR, FOX Sports Media Group and NBC Sports Group beginning in 2015 through 2024. Please expand your discussion to disclose the material terms of these agreements. Please provide us with an analysis as to whether you are required to file these agreements or forms of these agreements as exhibits.

Securities and Exchange Commission

Attention: Lyn Shenk, Branch Chief

July 29, 2015

Company Response: We are advised by NASCAR that the parties to the NASCAR Broadcasting Rights Agreement (the “NASCAR Agreement”) are NASCAR, Fox Sports Media Group and NBC Sports Group. Because the Company is not a party to the NASCAR Agreement, we rely on information provided to us by NASCAR regarding the NASCAR Agreement’s terms and anticipated impact on the Company specifically and motorsports generally. The above referenced disclosures are derived from discussions with, and public statements by, NASCAR. As noted on page 7, our share of the revenues generated under the NASCAR Agreement is separately contracted, and event management fees are separately negotiated, with NASCAR on an annual basis for each of our NASCAR-sanctioned racing events scheduled for the upcoming season (the “Sanctioning Agreements”).

We agree to add disclosure in future filings to clarify the Company’s relationship to the NASCAR Agreement and the Company’s relationship to NASCAR under the Sanctioning Agreements.

Because the Company is not a party to the NASCAR Agreement, it is not filed as an exhibit to our Form 10-K, or otherwise, pursuant to Regulation S-K, Item 601(b)(10)(i). The individual Sanctioning Agreements are not filed because they are made in the ordinary course of business and do not otherwise fall within the exception categories noted in Regulation S-K, Item 601(b)(10)(ii) for such contracts.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Liquidity, page 47

2.

We note at the bottom on page 45 you provide the primary reasons for the significant changes in your financial condition for each of the three years in the period ended December 31, 2014. Please consider expanding your discussion to include the underlying factors contributing to the material change(s). Rather than merely describing the items that are apparent from the face of statement of cash flows, we believe such additional information will provide investors with a contextual understanding of your cash flows and the indicative value of your historical cash flows. Please refer to Section IV.B of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Company Response: The Company agrees to provide additional disclosure in future filings related to our three-year cash flows as requested and consistent with the referenced interpretive guidance. Although such disclosures will necessarily be tailored to the circumstances then existing, we anticipate that they may include contextual information regarding, for example, the Company’s past and anticipated debt issuances, refinancings and repayment strategies, capital expenditure programs, material fluctuations in net cash provided by operations, and such other information as we may then deem relevant to a more complete understanding of historical changes in our financial condition and their reasonably likely impact on future cash flows and management decisions.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Notes to Unaudited Consolidated Financial Statements

Note 8. Legal Proceedings and Contingencies, page 14

3.

You disclose that you are involved in various lawsuits, some of which involve material claims. Please include a discussion and status update of the suits that involve material claims. In so doing, please give consideration to the disclosure requirements of ASC 450-20-50-4.

Company Response: The Company is not currently involved in any litigation that we believe is reasonably possible or probable to result in a material impact on our financial condition or results of operations. So long as this remains the case, we agree to revise the indicated language in future filings to read as follows:

“From time to time, we are a party to routine litigation incidental to our business. We believe that the resolution of any or all of such litigation will not have a material effect on our financial condition, results of operations or cash flows.”

Securities and Exchange Commission

Attention: Lyn Shenk, Branch Chief

July 29, 2015

In the event that these circumstances or the Company’s assessment of these circumstances change, we agree to provide the level of disclosure required by ASC 450-20-50-4 in future filings.

*     *     *

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call R. Douglas Harmon at Parker Poe Adams & Bernstein LLP (704-335-9020) or me (704-532-3303) if you have any questions or comments regarding the foregoing.

Sincerely yours, SPEEDWAY MOTORSPORTS, INC. /s/ William R. Brooks William R. Brooks Vice Chairman, Chief Financial Officer and Treasurer

cc:

Theresa Messinese, Securities and Exchange Commission
Doug Jones, Securities and Exchange Commission
Ada Sarmento, Securities and Exchange Commission
Anne Parker, Securities and Exchange Commission
R. Douglas Harmon, Parker Poe Adams & Bernstein LLP